Exhibit 99.6

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PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

November 17, 2005

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of CanWest Global Communications Corp. of our report dated November 17, 2005 relating to the consolidated financial statements of CanWest Global Communications Corp. as of August 31, 2005 and 2004 and for the years ended August 31, 2005 and 2004. We also consent to the inclusion in this Annual Report on Form 40-F of our comments by auditors on Canada-US reporting difference dated November 17, 2005.

/S/    PRICEWATERHOUSECOOPERS

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.